

February 12, 2007

By Facsimile (212) 698-3599 and U.S. Mail

Martin Nussbaum, Esq.
Dechert LLP
30 Rockefeller Center
New York, NY 10112-22000

   RE: **Hanover Direct, Inc.**
       Schedule 13E-3 filed December 15, 2006, as amended
       File No. 5-34082

       PREM14A filed December 15, 2006, as amended
       File No. 1-08056

Dear Mr. Nussbaum:

We have reviewed the filings referenced above and have the following comments.

Schedule 13E-3

Other offers – Palmetto Fund, LLC Offer, page 16

1. Please expand your disclosure to clarify if the company ever contacted Palmetto with respect to the offer and if so, please disclose the nature of the discussions.

Substantive Factors, page 19

2. Please clarify that the board adopted the analyses and conclusions of Agio.

Going Concern Value, page 20

3. Please expand your disclosure to identify each of the analyses of Agio relied upon when considering going concern value, including quantification. In addition, explain how the board's consideration of going concern value impacted its fairness determination.

Negative Factors, page 21

4. Please explain how the board reached its conclusion that "the stock traded on a purely speculative basis and without regard to the company's performance."

5. Please explain why the board considered that a majority of the minority vote would be "costly," "time consuming," and "most likely difficult to obtain."

6. Please explain why the board did not appoint replacement independent directors.

7. Please explain why, given the significant conflicts of interest between the board and unaffiliated shareholders, the board did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders.

Position of Chelsey as to Fairness, page 31

8. We note your response to prior comment 29. It appears that most of the disclosure provided in response to the comment is repetitive of the analyses performed by the board. If Chelsey conducted separate independent analyses under Item 1014 of Regulation M-A, please expand your disclosure to provide disclosure consistent with prior comments 17-20. In the alternative, please revise your disclosure to clarify what factors were considered by Chelsey.

Proposed disclosure regarding Houlihan Materials.Valuation Analysis of Goldsmith Agio, Helms and Lynner, page 26

9. We note your reference to non-public information furnished by management. Disclose all of the financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

10. Please quantify the compensation received by Houlihan. Refer to Item 1015(b)(4) of Regulation M-A.

*   *   *   *

As appropriate, please revise the PREM14A and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. Please file your cover letter on EDGAR. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

Direct questions to me at (202) 551-3345

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions